Exhibit 99.(a)(1)(M)

AMENDMENT NO. 1 TO OFFER TO EXCHANGE

OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

The Offer is hereby amended and supplemented as follows:

Section 16, Information About Us, is hereby amended to add the following text at the end of such section:

“We issued a press release dated April 23, 2007 announcing that based on preliminary financial information we expect to report net revenues of approximately $70 million for the quarter ended March 31, 2007, down approximately 8.5% compared to the quarter ended December 31, 2006. We also announced that we expect gross margins as a percentage of revenue will be lower by two to three percentage points compared to our previously provided fourth quarter gross margin guidance, and that we are anticipating a sequential 15% decline in revenues for the upcoming June quarter. These fourth quarter results are preliminary and thus are subject to our management and independent registered public accounting firm completing their quarterly and annual review procedures. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this amendment.”

Clause (c) of Section 17, Additional Information, is hereby amended to replace the word “and” in such clause with a comma and to add the text “and April 26, 2007” at the end of such clause.